EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following entities, unless otherwise indicated, are wholly-owned direct or indirect subsidiaries of the Registrant as of September 30, 2006.

Name	State or Country of Organization
Post, Buckley, Schuh & Jernigan, Inc. (PBS&J)	Florida
PBS&J Construction Services, Inc.	Florida
PBS&J Constructors, Inc.	Florida
Seminole Development, Inc.	Florida
Seminole Development II, Inc.	Florida
Post, Buckley International, Inc.	Florida
Durham Technologies, Inc.	Virginia
Welker & Associates, Inc.	Georgia
Tri-Line Associates, Inc.	Pennsylvania
W. Koo & Associates, Inc.	California
Croslin & Associates, Inc.	Texas
Land & Water Consulting, Inc.	Montana
EIP Associates	California
PBS&J Caribe Engineering, CSP	Puerto Rico